UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No. 001-39974

WEST FRASER TIMBER CO. LTD.

(Translation of registrant’s name into English)

501- 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

West Fraser Timber Co. Ltd., a company amalgamated under the laws of British Columbia, Canada (“West Fraser”) acquired all of the issued and outstanding common shares of Norbord Inc. (“Norbord” or the “Registrant”) on February 1, 2021 pursuant to a plan of arrangement (the “Arrangement”) completed pursuant to an arrangement agreement between West Fraser and Norbord dated November 18, 2020 (the “Arrangement Agreement”). Pursuant to Rule 12g-3(d) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), West Fraser is the “successor issuer” to Norbord as a result of the completion of the Arrangement. As Norbord’s common shares (the “Norbord Shares”) were registered under Section 12(b) of the Exchange Act, West Fraser’s common shares (the “West Fraser Shares”) are now deemed registered under that section of the Exchange Act.

Under Rule 12g-3(g) under the Exchange Act, West Fraser is not required to file an annual report under the Exchange Act in respect of its fiscal year completed December 31, 2020. Accordingly, West Fraser is furnishing its annual filings filed with Canadian securities regulators under Canadian securities laws in respect of its fiscal year ended December 31, 2020 as exhibits to this report on Form 6-K. West Fraser will also cause Norbord to file Norbord’s Annual Report on Form 40-F for the year ended December 31, 2020 (the “Norbord Form 40-F”) pursuant to the requirements of Rule 12g-3(g) under the Exchange Act as Norbord is a “predecessor issuer” to West Fraser and had not filed its annual report for the year ended December 31, 2020 prior to the completion of the Arrangement. West Fraser will likewise furnish the annual filings of Norbord that are included as exhibits to the Norbord Form 40-F under cover of a separate report on Form 6-K.

INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.6 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form S-8 (File No. 333-252631) of West Fraser.

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form of West Fraser for the year ended December 31, 2020

99.2	Management’s Discussion and Analysis of West Fraser for the year ended December 31, 2020

99.3	Audited Consolidated Financial Statements of West Fraser as at and for the year ended December 31, 2020 and 2019

99.4	Certificate of Chief Executive Officer

99.5	Certificate of Chief Financial Officer

99.6	Consent of PricewaterhouseCoopers LLP

99.7	Press Release dated February 11, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2021

WEST FRASER TIMBER CO. LTD.

/s/ Chris Virostek
Chris Virostek Vice-President, Finance and Chief Financial Officer